## JOHN D. BRINER LAW CORPORATION
999 West Hastings St., Suite 510
Vancouver, BC
V6C 2W2 Canada
(604) 685-7552
(604) 685-7551

March 28, 2006

**H. Roger Schwall**
U.S. Securities and Exchange Commission
Washington, D.C. 20549

Re: **Rodinia Minerals, Inc.**
Registration Statement on Form 20-F
Filed June 28, 2005, amended July 18, 2005, amended February 8, 2006, amended March 28, 2006
File No. 0-51389

Dear Mr. Schwall,

In response to your letter dated March 21, 2006, Rodinia Minerals, Inc. has made changes to its filing. The changes made are detailed in this letter and the descriptions correspond to the headings and numbering of the items listed in your letter.

General

1. Page numbers have been added.
2. The following items have been addressed:
   - (7) p.23 - p.25, p.48, p.36, p.49, p.19, p.51, p.20 & p.26
   - (8) All issues addressed throughout the document
   - (9) All issues addressed throughout the document
   - (11) All issues addressed throughout the document
   - (14) p.3 & p.38
   - (15) p.39 & p.40
   - (16) p.41
   - (18) p.47, p.54 - p.57 Disclosure of Interest of Directors
   - (19) p.62

3. The following items have been addressed:

   a. cover page & p.19
   b. Revised throughout document
   c. p.17 Risk Factors
   d. p.16 Risk Factors
   e. p.19 Corporate Information
   f. p.22 Terms of Agreement
   g. p.27 Property Report
   h. p.46 Employees
   i. p.40 Bio Ken Thorsen

       j.  Eliminated
       k.  p.48 Listing Details
       l.  p. 102

4.  We have reviewed the filing and to the best of our knowledge removed all out-dated disclosure.

    p. 40 We have include current disclosure on compensation

5.  p.26, p.29, p.95, p.101

Selected Financial Data

    6.  We have the amended the filing to eliminate discrepancies and duplications relevant to "Selected Financial Data"

Business Overview

    7.  p.19 Updated to reflect current cash position of $4,540,000 as at March 22, 2005
    8.  p.23 Rodinia Attains a Tier 2 listing: dates corrected
    9.  p. 25 Updated status of Rodinia's Compliance with Tier 1 Listing Requirements: Resource re-classification

Operating Results: U.S. and Canadian GAAP Differences

    10. p.32 Reference to Item 17 removed. Disclosure of GAAP differences included in interim financial statements for the Nine Months Ended September 30, 2005

Nine Months Ended September 30, 2005

    11. p.34 & p.36 Statement amended

Year Ended December 31, 2003

    12. p.35 Amended/Revised

Liquidity and Capital Resources

    13. p.32 Nine Months Ended September 30, 2005

Directors, Senior Management and Employees

    14. p.39 & p.40 Amended/Revised
    15. p.39 & p.40 Amended/Revised

Consolidated Statements and Other Financial Information

    16. p.102 Exhibits: Incorporated by reference to form 20-F filed with the commission on June 28, 2005
    17. p. 74 Auditor's Report

Statement by Experts

18. p.102 The auditor's report has been revised to include a paragraph following the opinion referencing "comments by auditors for U.S. readers on Canada-U.S. reporting difference".

Documents on Display

19. p.71

Signatures

20. p.102 A currently dated auditor's consent has been attached to the amendment.

Financial Statements

21. p.91 – p.94

Consolidated Statement of Cash Flows

22. p.93 Amended/Revised

Capital Stock

23. p.75 Amended/Revised
24. p.98 - p.99 Amended/Revised

Stock Options

25. p.43 Option and SAR Re-pricings

If you have any questions or concerns, please feel free to contact us anytime.


John D. Briner